Dakota Gold Corp.
701 N. Green Valley Parkway, Suite 200
Henderson, NV 89074
Telephone:  702-990-3256
Facsimile: 702-990-3001

June 15, 2011

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attn: Jan Woo, Attorney-Advisor

Re:	Dakota Gold Corp.
Preliminary Information Statement on Schedule 14C
Filed March 31, 2011
File No. 000-53630

Ladies and Gentlemen:

Prior to addressing the comments of the Securities and Exchange Commission (the "Commission") in its letter dated April 7, 2011 (the "Letter") in response to the Information Statement on Schedule 14C filed by Dakota Gold Corp. (the "Company") on March 31, 2011, we first want to memorialize the reason we are submitting this response letter today, the date we actually received the Letter.

As a natural resource exploration company, at this point in our business cycle we have no need for a physical presence. Accordingly, we contracted with Regus to provide virtual office services to our Company, including without limitation, forwarding our phone calls and sending us faxes. Although the letter from the Commission is dated April 7, 2011, we only received the hard copy of the letter by U.S. mail today, June 15th. We are looking into the failure of Regus to provide the services we contracted and paid for, as we should have received the letter within a day or two of it being faxed to the Company from the Commission. Since we were unaware of the Letter, on April 21, 2011 we submitted a definitive Information Statement which was subsequently mailed to the shareholders of the Company. The reverse stock split discussed in the Information Statement is being declared effective by FINRA tomorrow.

Reasons for the Reverse Stock Split

Anti-Takeover Effect, page 5

1. On page 6, you state that "[a]t this time, the Board plans to issue an unspecified number of shares of common stock from the effective increase in the number of [y]our authorized but unissued shares generated by the reverse stock split." Please advise us why you have not provided the information required in Item 11 of Schedule 14A (applicable to Schedule 14C pursuant to Item 1 thereof), including the financial statements and related information in connection with this acquisition, if applicable. See Note A to Schedule 14A.

Response: The language in the Information Statement was incorrect, and should have stated that "at this time, the Board has no plans to issue..." Since the filing of the Information Statement in April, the Company has not issued any shares or convertible securities. The Company does not currently contemplate, and when the Information Statement was filed the Company did not contemplate, taking any action with respect to the authorization or issuance of any securities which would render Item 11 applicable to the Information Statement. Had such action been contemplated, the requirements of Item 11 would have been complied with and the appropriate disclosure contained therein.

2.           For the periods prior to the reverse stock split and after the reverse stock split, please consider disclosing, in a table or similar format, the number of shares of your common stock: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved.

Response: The Company believes that the information regarding the number of shares issued and outstanding, authorized, reserved and unreserved is adequately contained in the Information Statement.  The sections entitled (i) "Reason for the Reverse Stock Split of all the Issued and Outstanding Shares of Common Stock of the Company at a Ratio of 1 New Share for each 100 Old Shares " on page 4, and (ii) "Reason for the Reverse Stock Split - Anti-Takeover Effects" on page 5 contain sufficient information regarding both the pre- and post- split share capital of the Company. Moreover, the "Security Ownership of Certain Beneficial Owners and Management" also contains the pre and post split number of shares of the Company.

 In order to ensure that any communications directed to the Company are indeed received, we would like to ensure that you have the contact information for our counsel, who described the situation to you this morning. All communications can be sent to David Lubin, Esq., c/o David Lubin & Associates, PLLC, 10 Union Avenue, Suite 5, Lynbrook, NY 11563, phone 516-887-8250, fax 516-887-8250 and email david@dlubinassociates.com.

The Company further acknowledges as follows:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2. Comments of the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings made by the Company.

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DAKOTA GOLD CORP.

  /s/ Daulat Nijjar
       Daulat Nijjar
       President, Chief Executive
       Officer, Secretary and Treasurer
       (Principal Executive, Financial, and Accounting Officer)